INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

FOR IMMEDIATE RELEASE FEBRUARY 27, 2006

PRIVATE PLACEMENT

Vancouver, British Columbia - International Hi-Tech Industries Inc. (the "Company") announces that it is offering by way of a non-brokered private placement a total of up to 7,000,000 Units at a price of $0.60 per Unit. Each Unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $0.80 per share for a two year period. Proceeds from the financing will be used for working capital relating to construction projects the Company is bidding for and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts.

A finder's fee will be payable to certain finders in accordance with the policies of the TSX Venture Exchange.

The private placement is subject to regulatory acceptance.

The Company is expecting to issue a progress report by mid-March 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT& CEO

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: info@ihi.ca

Media Contact:

Susan Hahn & Associates

Telephone: 212-986-6286

Fax: 212-949-7274

Email: SusanHahn@nyc.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE